Exhibit 99.1

Press Release

Kingtone Wirelessinfo Solution Holding Ltd Receives NASDAQ Notification of Non-Compliance with Minimum Bid Price Rule

Xi’an, China, December 22, 2011 - Kingtone Wirelessinfo Solution Holding Ltd ("Kingtone" or the "Company") (Nasdaq: KONE), a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced that it has received a letter from the Nasdaq Stock Market indicating that based on the Company’s closing bid price for the last 30 consecutive business days, the Company no longer meets the $1.00 minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Nasdaq letter has no immediate effect on the listing of Kingtone’s American Depositary Shares (“ADSs”) at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Kingtone has been provided a grace period of 180 calendar days, or until June 18, 2012, to regain compliance by maintaining a minimum closing bid price of $1.00 per share for a minimum of 10 consecutive business days. Accordingly, If at any time before June 18, 2012, the bid price of the Company’s ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will notify the Company that it has regained compliance with the Minimum Bid Price Rule.

If the Company does not regain compliance with the Minimum Bid Price Rule by June 18, 2012, the Company may receive an additional 180-day compliance period if it meets the market value of publicly held shares requirement for continued listing and all other initial listing standards for the Nasdaq Capital Market, except for the bid price requirement.  In such instance, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period. Otherwise, Nasdaq will notify the Company that its ADSs will be subject to delisting.  In the event the Company receives notice that its ADSs are being delisted from the Nasdaq Capital Market, Nasdaq rules permit the Company to appeal any delisting determination by the Nasdaq staff to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid price of its ADSs between now and June 18, 2012 and will evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http: www.kingtoneinfo.com.  The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s prospectus, dated May 14, 2010 filed with the Securities and Exchange Commission (the “SEC”), and in documents subsequently filed by the Company from time to time with the SEC including the Company’s Transition Report on Form 20-F for the transition period from December 1, 2009 to September 30, 2010 filed with the SEC on January 20, 2011. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Chief Financial Officer Assistant
Yao Ti
Tel:  +86-29-8826-6383
Email: tiyao@kingtoneinfo.com